UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

2020 Robert Bourassa

Suite 200

Montreal, Québec

Canada

H3A 2A5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F                ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

The following documents of the Registrant are submitted herewith:

PART I – FINANCIAL INFORMATION

		Page
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

99.2	Unaudited Condensed Consolidated Balance Sheets as of September 25, 2021 and March 27, 2021	12

99.3	Unaudited Condensed Consolidated Statements of Operations for the twenty-six week periods ended September 25, 2021 and September 26, 2020	13

99.4	Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the twenty-six week periods ended September 25, 2021 and September 26, 2020	14

99.5	Unaudited Condensed Consolidated Statement of Stockholders’ Equity (Deficiency) for the twenty-six week periods ended September 25, 2021 and September 26, 2020	15

99.6	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 25, 2021 and September 26, 2020	16

99.7	Notes to the Unaudited Condensed Consolidated Financial Statements	17

PART II – OTHER INFORMATION

99.8	Loan Agreement executed on July 20, 2021	26

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Katia Fontana
Date: November 18, 2021		Vice President and Chief Financial Officer

EXHIBIT INDEX

PART I – FINANCIAL INFORMATION

Exhibit Number	Description

Exhibit 99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Exhibit 99.2	Unaudited Condensed Consolidated Balance Sheets as of September 25, 2021 and March 27, 2021

Exhibit 99.3	Unaudited Condensed Consolidated Statements of Operations for the twenty-six week periods ended September 25, 2021 and September 26, 2020

Exhibit 99.4	Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the twenty-six week periods ended September 25, 2021 and September 26, 2020

Exhibit 99.5	Unaudited Condensed Consolidated Statement of Stockholders’ Equity for the twenty-six week periods ended September 25, 2021 and September 26, 2020

Exhibit 99.6	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 25, 2021 and September 26, 2020

Exhibit 99.7	Notes to the Unaudited Condensed Consolidated Financial Statements

PART II – OTHER INFORMATION

Exhibit Number	Description

Exhibit 99.8	Loan Agreement executed on July 20, 2021

PART I – FINANCIAL INFORMATION

EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide the reader of the financial statements with a narrative on our results of operations, financial position and liquidity, risk management activities, significant accounting policies and critical estimates, and the future impact of accounting standards that have been issued, but are not yet effective. MD&A is presented in the following sections: Overview, Description of operation – continuing operations, Discontinued Operations, Critical Accounting Policies and Estimates, Results of Operations and Financial Condition. It is useful to read the MD&A in conjunction with the unaudited condensed consolidated financial statements and related notes thereto contained elsewhere in this document. Unless the context otherwise requires, all references in this MD&A to “the Company”, “Birks Group”, “Birks” “we”, “our”, “ours”, and “us” refer to Birks Group Inc., a Canadian corporation.

Annually, our fiscal year ends on the last Saturday of March. We refer to the prior fiscal year ended March 27, 2021 as fiscal 2021, and the current fiscal year ending March 26, 2022 as fiscal 2022. Fiscal 2022 and fiscal 2021 each consist of fifty-two week periods.

All figures presented in this MD&A are in $CAD unless otherwise specified.

Overview

Birks Group is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry and timepiece retail stores in Canada, with wholesale customers in North America and the U.K. As of the date of this MD&A, Birks Group operated 26 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary operated under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand and one retail location in Vancouver operated under the Patek Philippe brand. Bijoux Birks fine jewelry collections are also available through select SAKS Fifth Avenue stores in Canada and the U.S., select Mappin & Webb and Goldsmiths locations in the United Kingdom, in Mayors stores in the United States as well as at certain jewelry retailers across North America.

Current Developments

COVID-19

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus disease (COVID-19) a pandemic and a global emergency. In response to this pandemic, globally, government authorities and public health officials have taken preventative and protective actions to contain the spread of the virus, including imposing restrictions on business operations and travel. As a result of the pandemic and the ensuing recommendations and restrictions imposed by government authorities, the Company’s operations and financial performance were significantly impacted over the past year.

Operational Impacts

Since March 2020, in accordance with guidelines of local government authorities and public health officials, the Company has experienced intermittent government mandated closures of its retail stores as well as capacity restrictions. Since the start of the pandemic, the Company has continued to operate its e-commerce business, along with its distribution center, with strict cleaning protocols and social distance measures in place, in accordance with local government guidelines. The Company also continued to operate its wholesale business and its head office functions primarily under a “work from home” model.

During the twenty-six week period ended September 25, 2021, seven of the Company’s ten Ontario stores were temporarily closed for an 11-week period between April 17, 2021 and June 30, 2021. In addition, the Company’s Toronto Flagship store on Bloor street was temporarily closed for an eight-week period between April 17, 2021 and June 11, 2021 and the Company’s two Ottawa area stores were temporarily closed for a 13 week period between April 8, 2021 and June 30, 2021. Furthermore, one of our Quebec stores was also temporarily closed for a five week period from April 1, 2021 to May 10, 2021. During the twenty-six week period ended September 26, 2020, all of the Company’s stores were closed during the first “wave” of lockdowns for the months of April 2020 and May 2020 and gradually re-opened during the months of June 2020 and July 2020. By the end of July 2020, the Company had re-opened all of its retail stores, albeit at reduced operating hours. Across the retail store network, approximatively 17% of shopping days were lost due to temporary store closures during the twenty-six week period ended September 25, 2021, as compared to approximately 46% during the twenty-six week period ended September 26, 2020. As of the date of this MD&A, all of the Company’s stores are open for in-person shopping. The Company will continue to adhere to all future guidelines provided by local government and health organizations.

Operational Response and Financial & Liquidity Impacts

As a result of these developments, since March 2020, the Company has taken many actions to substantially reduce its operating costs across all areas of the business and to actively manage liquidity in an effort to overcome the negative impacts of the pandemic. These actions included:

•

Substantially reduced compensation costs (specific to March 2020 and fiscal 2021) related to the temporary layoff of the majority of our employees without pay during the period of store closures, as well as temporary base salary reductions at the corporate head office including our executive officers and members of our Board of Directors;

•	Substantially reduced selling, general and administrative costs and discretionary spending across all areas of the business including certain reductions in marketing expenses;

•	Worked closely with all of our partners and suppliers and negotiated extended credit terms with certain vendors;

•	Worked closely with our landlords to negotiate various forms of rent relief (including abatements and deferrals) during store lockdown periods and/or subsequent periods;

•	Postponed certain capital expenditures where possible;

•	Adjusted inventory management strategies to react to changes in the current environment, including reduction of forward purchases where possible; and

•	Qualified and applied for applicable government relief programs including the Canada Emergency Wage Subsidy program and the Canada Emergency Rent Subsidy program. See Note 10.

Acceptance of Compliance Plan by NYSE American

On August 13, 2020, the Company was notified by NYSE American LLC (“NYSE American”) that it was not in compliance with the continued listing standards set forth in Section 1003(a)(ii) of the NYSE American Company Guide (the “Company Guide”). That section applies if a listed company has stockholders’ equity of less than U.S. $4.0 million and has reported losses from operations and/or net losses in three of its four most recent fiscal years. Furthermore, on December 9, 2020, the Company was notified by NYSE American that it was not in compliance with the continued listing standards set forth in Section 1003(a)(i) of the Company Guide. That section applies if a listed company has stockholders’ equity of less than U.S. $2.0 million and has reported losses from operations and/or net losses in two of its three most recent fiscal years. Lastly, on June 25, 2021, the Company was notified by NYSE American that it was not in compliance with the continued listing standards as set forth in Section 1003(a)(iii) of the Company Guide which applies if a listed company has stockholders’ equity of less than U.S. $6.0 million and has reported losses from operations and/or net losses in its five most recent fiscal years.

In accordance with the procedures and requirements of Section 1009 of the Company Guide, the Company submitted its plan of compliance on September 6, 2020 addressing how the Company intends to regain compliance with Section 1003(a)(ii) of the Company Guide. On October 22, 2020, NYSE American notified the Company that it accepted the compliance plan and granted the Company an extension for its continued listing until February 6, 2022 (the “Plan Period”). Birks Group can regain compliance under Sections 1003(a)(i), 1003(1)(ii), and 1003(a)(iii) of the Company Guide under the compliance plan approved by NYSE American on October 22, 2020, which granted the Company an extension for its continued listing until February 6, 2022 (the “Compliance Plan”).

The Company is subject to periodic review by NYSE American during the Plan Period. If the Company does not regain compliance by the end of the Plan Period, or if the Company does not make progress consistent with the plan during the Plan Period, NYSE American may initiate delisting procedures as appropriate. While the Company intends to regain compliance under the Compliance Plan, there can be no assurances that it will successfully meet the requirements of such plan. Receipt of the non-compliance and acceptance notices does not affect the Company’s business, operations, financial or liquidity condition, or reporting requirements with the Securities and Exchange Commission. During this time, the Company’s Class A voting shares will continue to be listed and trade on the symbol “BGI”. If the NYSE American initiates delisting procedures, this may impact the trading market for our common stock and our ability to obtain future financing from public markets.

Description of Operations

Our net sales are comprised of revenues, net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, debit cards, third-party credit cards, private label credit cards and proprietary credit cards to make purchases. The level of our sales is impacted by the number of sales transactions we generate and the size of our average sales transaction.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight and duties, direct labor related to repair services, the costs of our design and creative departments, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes, as well as product development costs. SG&A includes, among other things, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resource and training expenses. Occupancy, overhead and depreciation expenses are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which includes marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Bijoux Birks product brand and our third party retail brands. Marketing has historically represented a significant portion of our SG&A. As a percentage of sales, marketing expense represented approximately 5.3% of sales during the twenty-six week period ended September 25, 2021 and approximately 4.0% of sales during the twenty-six week period ended September 26, 2020. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. Depreciation and amortization includes depreciation and amortization of our stores and head office, including leasehold improvements, furniture and fixtures, computer hardware and software and amortization of intangibles.

As we navigate through the COVID-19 pandemic and its continuing and unprecedented challenges, our attention remains focused on the execution of our short-term and long-term strategic plans.

Over the short-term, we intend to focus our efforts on those strategies and key drivers of our performance that we believe are necessary in the current business climate, which include our ability to:

•	grow sales, gross margin rate and gross profits;

•	manage expenses and assets efficiently in order to optimize profitability and cash flow with the objective of growing earnings before interest, tax, depreciation and amortization (“EBITDA”);

•	align our operations to effectively and efficiently deliver benefits to our shareholders; and

•	maintain flexible and cost effective sources of borrowings to finance our operations and growth strategies.

Over the long-term, we believe that the key drivers of our performance will be our ability to:

•	continue to develop our Bijoux Birks product brand through the expansion of all sales channels including international channels of distribution and e-commerce;

•

execute our merchandising strategy to increase net sales and maintain and expand gross margin by lowering discounts, developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, and source products;

•

execute our marketing strategy to enhance customer awareness and appreciation of the Bijoux Birks product brand, as well as our third party retail brands with an objective of maintaining and increasing customer traffic, client acquisition and retention, and net sales through regional, national and international advertising campaigns using digital channels (including our website), billboards, print, direct mail, in-store events, community relations, media and public relations, partnerships with key suppliers, and associations with prestige institutions;

•

provide a superior omni-channel client experience through consistent outstanding customer service that will ensure customer satisfaction and promote frequent customer visits, customer loyalty, and strong customer relationships;

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and inventory and four-wall profitability; and

•	recruit and retain top talent whose values are aligned with our omni-channel strategic vision.

Critical Accounting Policies and Estimates

Our Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), but do not include all of the information and footnotes required by GAAP for complete financial statements. Preparation of these statements requires management to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Some accounting estimates and policies have a significant impact on amounts reported in the financial statements. A summary of significant accounting estimates and policies and a description of accounting policies that are considered critical may be found in our Annual Report on Form 20-F for the fiscal year ended March 27, 2021 filed with the SEC on June 17, 2021, in the Notes to the Consolidated Financial Statements and the Critical Accounting Policies and Estimates section contained therein.

Operating results

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. Comparable store sales include stores open in the same period in both the current and prior period. We include e-commerce sales in our comparable store sales calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales accordingly. Comparable store sales measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods. We believe that this measure provides meaningful information on our performance and operating results. However, readers should know that this financial measure has no standardized meaning and may not be comparable to similar measures presented by other companies.

The percentage increase (decrease) in comparable stores sales for the periods presented below is as follows:

Comparable store sales

For the 26 weeks ended September 25, 2021	For the 26 weeks ended September 26, 2020
59%	(32%)

The increase in comparable store sales of 59% during the twenty-six week period ended September 25, 2021 is primarily related to the reduced impact of COVID-19 (including government-mandated temporary store closures, traffic declines and capacity limitations) experienced by the Company during the period as compared to during the twenty-six week period ended September 26, 2020. Approximatively 17% of shopping days were lost due to temporary store closures during the twenty-six week period ended September 25, 2021, as compared to approximatively 46% during the twenty-six week period ended September 26, 2020. During the first quarter of the current fiscal year (during which 11 of the Company’s store were temporarily closed for a period ranging from 5 to 13 weeks) the Company experienced an increase in comparable store sales of 182% as compared to the first quarter of fiscal 2021 (during which all 29 of the Company’s stores were closed during the months of April 2020 and May 2020, as well as for part of June 2020). During the second quarter of the current fiscal year, during which the Company’s stores were fully re-opened, the Company experienced an increase in comparable store sales of 12% as compared to the second quarter of fiscal 2021 (during which all stores were opened). This increase was driven in part by the performance of third party branded watches as a result of the Company’s improved portfolio of third party watch brands, as well as by the performance of Bijoux Birks fine jewelry and bridal collections driven by the impact of pointed digital marketing campaigns and increased in-store foot traffic. Furthermore, e-commerce sales (included in comparable store sales) increased by 3% during the twenty-six week period ended September 25, 2021 as compared to the twenty-six week period ended September 26, 2020.

Twenty-Six Week Period Ended September 25, 2021 compared to the Twenty-Six Week Period Ended September 26, 2020

The following table sets forth, for the twenty-six week period ended September 25, 2021 and for the twenty-six week period ended September 26, 2020, the amounts in our consolidated statements of operations:

	Twenty-Six Week Period Ended
	September 25, 2021	September 26, 2020

	(In thousands)
Net sales	$84,615	$57,025
Cost of sales	49,731	34,182

Gross profit	34,884	22,843

Selling, general and administrative expenses	28,886	21,404
Depreciation and amortization	3,324	2,829

Total operating expenses	32,210	24,233

Operating income (loss)	2,674	(1,390)
Interest and other financing costs	1,684	1,437
Income taxes	—	—

Net income (loss)	$990	$(2,827)

Net Sales

	For the 26 weeks ended September 25, 2021	For the 26 weeks ended September 26, 2020

	(In thousands)
Net Sales – Retail	$78,582	$52,560
Net Sales – Other	6,033	4,465

Total Net Sales	$84,615	$57,025

Total net sales for the twenty-six week period ended September 25, 2021 were $84.6 million compared to $57.0 million in the twenty-six week period ended September 26, 2020, which is an increase of $27.6 million, or 48.4%. Net retail sales were $26.0 million greater than the comparable prior year period, attributable primarily to the reduced impact of COVID-19 (including government-mandated temporary store closures, traffic declines and capacity limitations) experienced by the Company during the period as compared to during the twenty-six week period ended September 26, 2020. Approximatively 17% of shopping days were lost due to temporary store closures during the twenty-six week period ended September 25, 2021, as compared to approximatively 46% during the twenty-six week period ended September 26, 2020. The increase in Net Sales – Other of $1.6 million is primarily driven by an increase in wholesale activity as the Company’s retail partners are less impacted by government imposed lockdowns and restrictions in the current period as compared to the twenty-six week period ended September 26, 2020, generating greater sales of $1.2 million. Furthermore, the increase in Net Sales – Other also includes an increase in our e-commerce sales of $0.1 million, or 2.8% and an increase in sales from our gold exchange business of $0.1 million, or 14.3%.

Gross Profit

	For the 26 weeks ended September 25, 2021	For the 26 weeks ended September 26, 2020

	(In thousands)
Gross Profit – Retail	$32,830	$20,537
Gross Profit – Other	2,054	2,306

Total Gross Profit	$34,884	$22,843

Total gross profit was $34.9 million, or 41.2% of net sales, for the twenty-six week period ended September 25, 2021 compared to $22.8 million or 40.1% of net sales for the twenty-six week period ended September 26, 2020. This increase is primarily driven by the increased sales volume experienced in the period driven by the reduced adverse effects of COVID-19 on the Company’s retail operations in the twenty-six week period ended September 25, 2021 as compared to the twenty-six week period ended September 26, 2020, as well as by an improvement in gross margin of 110 basis points. The increase of 110 basis points in gross margin percentage was mainly attributable to the Company’s adjusted pricing strategy on Bijoux Birks branded products, as well as its strategic focus to reduce sales promotions and discounting, partially offset by foreign currency losses experienced in the period. Gross Profit – Retail for the twenty-six week period ended September 25, 2021 was $32.8 million, or 41.8% of net sales – Retail, compared to $20.5 million, or 39.1% of net sales – Retail for the twenty-six week period ended September 26, 2020, which is an increase of $12.3 million driven by the increased sales volume caused by the lesser impacts of COVID-19 on the retail operations of the Company.

SG&A Expenses

SG&A expenses were $28.9 million or 34.1% of net sales, in the twenty-six week period ended September 25, 2021, compared to $21.4 million, or 37.5% of net sales, in the twenty-six week period ended September 26, 2020. SG&A expenses in the twenty-six week period ended September 25, 2021 increased by $7.5 million as compared to SG&A expenses in the twenty-six week period ended September 26, 2020. This increase is primarily related to the reduced impact of COVID-19 (including government-mandated temporary store closures, traffic declines and capacity limitations) experienced by the Company during the period as compared to during the twenty-six week period ended September 26, 2020, and therefore reduced cost containment initiatives undertaken by management in response to the pandemic. The drivers of the increase in the period include greater occupancy costs ($2.1 million) driven by the re-opening of stores and related non-recurring rent abatements recorded in the prior period, greater marketing costs ($2.2 million), greater compensation costs ($3.3 million) driven by the re-opening of the stores and related non-recurring temporary lay-offs and salary reductions in the prior period, as well as greater sales commissions due to increased sales volume, greater general operating costs and variable costs including credit cards fees ($0.5 million) driven by increased sales activity and lower wage and rent subsidies ($0.3 million), partially offset by lower stock based compensation ($0.9 million). As a percentage of sales, SG&A expenses in the twenty-six week period ended September 25, 2021 have decreased by 340 basis points as compared to the twenty-six week period ended September 26, 2020.

Depreciation and Amortization Expense

Depreciation and amortization expense for the twenty-six week period ended September 25, 2021 was $3.3 million compared to $2.8 million for the twenty-six week period ended September 26, 2020. This increase of $0.5 million was primarily driven by the accelerated depreciation of leasehold improvements due to modified terms of a vendor agreement, partially offset by lower depreciation due to the minimal increase in capital expenditures incurred by the Company over the last 12 months.

Interest and Other Financing Costs

Interest and other financing costs in the twenty-six week period ended September 25, 2021 were $1.7 million compared to $1.4 million in the twenty-six week period ended September 26, 2020, an increase of $0.3 million, driven primarily by foreign currency gains in the twenty-six week period ended September 26, 2020 of $0.8 million which did not re-occur, partially offset by a decrease of 80 basis points of the weighted average interest rate of the senior secured credit facility.

Income Tax Expense

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 25, 2021, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2015 through 2021 remain open to examination in the major tax jurisdictions in which the Company operates. The Company has continued to record a 100% valuation allowance on the full value of the deferred tax assets generated from our continuing operations during these periods as the criteria for recognition of these assets was not met at September 25, 2021.

NON-GAAP MEASURES

The Company reports financial information in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to assist in business decision making and to provide key performance information to senior management. The Company believes that this additional information provided to investors and other external stakeholders will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies. In addition to our results determined in accordance with U.S. GAAP, we use non-GAAP measures including: “EBITDA”, “adjusted operating expenses”, “adjusted operating loss” and “adjusted EBITDA”.

EBITDA

“EBITDA” is defined as net income (loss) before interest expense and other financing costs, income taxes expense (recovery) and depreciation and amortization.

Adjusted operating expenses, adjusted operating loss & adjusted EBITDA

The Company evaluates its operating earnings performance using financial measures which exclude expenses associated with operational restructuring plans and impairment losses. The Company believes that such measures provide useful supplemental information with which to assess the Company’s results relative to the corresponding period in the prior year and can result in a more meaningful comparison of the Company’s performance between the periods presented. There were no expenses associated with operational restructuring plans and impairment losses during the twenty-six week periods ended September 25, 2021 and September 26, 2020, respectively.

The table below provides a reconciliation of the non-GAAP measures presented to the most directly comparable financial measures calculated with GAAP. EBITDA and adjusted EBITDA are the same.

EBITDA and adjusted EBITDA
	For the twenty-six week period ended
($000’s)	September 25, 2021	September 26, 2020
Net income (loss) (GAAP measure)	990	(2,827)
as a % of net sales	1.2%	-5.0%
Add the impact of:
Interest expense and other financing costs	1,684	1,437
Income taxes expense (recovery)	—	—
Depreciation and amortization	3,324	2,829

EBITDA and adjusted EBITDA (non-GAAP measure)	$5,998	$1,439

as a % of net sales	7.1%	2.5%

FINANCIAL CONDITION

Liquidity and Capital Resources

The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under the Company’s Credit Facility (defined below). As of September 25, 2021, bank indebtedness consisted solely of amounts owing under the Company’s Credit Facility, which had an outstanding balance of $49.5 million ($49.7 million net of $0.2 million of deferred financing costs,) on its maximum amount of $85.0 million credit facility, which is used to finance working capital and capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The sole financial covenant which the Company is required to adhere to under both its Credit Facility and its Term Loan (defined below) is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Credit Facility and under the Term Loan, that could result in the outstanding balances borrowed under the Company’s Credit Facility and the Term Loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Company’s Credit Facility and the Term Loan are subject to cross default provisions with all other loans pursuant to which the Company is in default of any other loan, the Company will immediately be in default of both the Credit Facility and the Term Loan. The Company met its excess availability requirements as of and throughout the twenty-six week period ended September 25, 2021 and as of the date these financial statements were authorized for issuance. In addition, the Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.

On October 23, 2017, the Company entered into a senior secured credit facility with Wells Fargo Canada Corporation for a maximum amount of $85.0 million (the “Credit Facility”). The Credit Facility, which matures in October 2022, also provides the Company with an option to increase the total commitments thereunder by up to $13.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The Credit Facility bears interest at a rate of CDOR plus a spread ranging from 1.5%—3.0% depending on the Company’s excess availability levels. Under the Credit Facility, the sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. The Company’s excess availability was above $8.5 million throughout the twenty-six week period ended September 25, 2021.

On June 29, 2018, the Company secured a $12.5 million senior secured term loan (“Term Loan”) with Crystal Financial LLC (“Crystal”), now known as SLR Credit Solutions. The Term Loan, which matures in October 2022, is subordinated in lien priority to the Company’s Credit Facility and bears interest at a rate of CDOR plus 8.25%. Under the Term Loan, the Company is required to adhere to the same financial covenant as under the Credit Facility (maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the Term Loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of $9.5 million and from January 21st to February 20th of each year of $4.5 million. The Term Loan is required to be repaid upon maturity.

The Company is currently in negotiations with its Credit Facility lender and its Term Loan lender to renew the Company’s Credit Facility and Term Loan, respectively, both of which mature in October 2022.

The Company’s borrowing capacity under both its Credit Facility and its Term Loan is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

Both the Company’s Credit Facility and its Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both its Credit Facility and its Term Loan. In the event that excess availability falls below $8.5 million for more than two consecutive business days once during any fiscal month, this would be considered an event of default under the Company’s Credit Facility and its Term Loan, that provides the lenders the right to require the outstanding balances borrowed under the Company’s Credit Facility and its Term Loan to become due immediately, which would result in cross defaults on the Company’s other borrowings. The Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.

The Company’s Credit Facility and its Term Loan also contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations; the Company can pay dividends only at certain excess borrowing capacity thresholds. The Company is required to either (i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or (ii) maintain excess availably of at least 25% of the line cap and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Other than these financial covenants related to paying dividends, the terms of the Company’s Credit Facility and its Term Loan provide that no financial covenants are required to be met other than already described.

The Company’s lenders under its Credit Facility and its Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our credit facilities (customary for asset-based loans), at their reasonable discretion, to: (i) ensure that the Company maintains adequate liquidity for the operation of its business, (ii) cover any deterioration in the value of the collateral, and (iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s senior secured lenders may impose at their reasonable discretion. No discretionary reserves were imposed during the twenty-six week period ended September 25, 2021 by the Company’s senior secured lenders.

Borrowings under our Credit Facility for the periods indicated in the table below were as follows:

	26 Weeks Ended
	September 25, 2021	September 26, 2020

	(In thousands)
Credit facility availability	$68,310	$74,834
Amount borrowed at period end	$49,750	$59,951

Excess borrowing capacity at period end (before minimum threshold)	$18,560	$14,883

Average outstanding borrowed balance during the 26 weeks	$51,346	$59,074
Average excess borrowing capacity during the 26 weeks	$16,855	$13,419
Maximum borrowing outstanding during the 26 weeks	$56,155	$64,121
Minimum excess borrowing capacity during the 26 weeks	$12,990	$9,637
Weighted average interest rate for 26 weeks	2.6%	3.4%

Investissement Québec

On July 8, 2020, the Company secured a new six-year term loan with Investissement Québec in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company. The loan bears interest at a rate of 3.14% per annum and is repayable in 60 equal payments beginning in July 2021. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. On June 2, 2021, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 26, 2022.

On July 20, 2021, the Company entered into a new 10 year loan agreement with Investissement Québec for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. As of September 25, 2021, the Company has nil outstanding on the loan. The loan bears interest at a rate of 1.41% per annum and is repayable in 60 equal payments beginning 60 months after the date of the first draw. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01.

Other Financing

As of September 25, 2021, the Company had a balance of $1.9 million (U.S. $1.5 million) outstanding from an original $6.7 million (U.S. $5.0 million) cash advance from one of its controlling shareholders, Montel S.à.r.l. (“Montel”, previously known as Montrovest B.V.). This advance is payable upon demand by Montel once conditions stipulated in our Credit Facility permit such payment. The conditions that are required to be met are the same as those that are required to be met for the Company to pay dividends which is described above. This advance bears an annual interest rate of 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%.

Cash flow—from operations

The following table summarizes cash flows from operating, investing and financing activities:

	26 Weeks Ended
	September 25, 2021	September 26, 2020

	(In thousands)
Net cash provided by (used in)
Operating activities	$9,402	$(8,921)
Investing activities	(2,893)	(1,020)
Financing activities	(5,636)	11,784

Net increase in cash and cash equivalents	$873	$1,843

Net cash provided by operating activities from operations was $9.4 million during the twenty-six week period ended September 25, 2021 as compared to $8.9 million net cash used during the twenty-six week period ended September 26, 2020. The $18.3 million increase in cash flows provided by operating activities from operations was the result of (i) a $3.8 million increase in net income during the twenty-six week period ended September 25, 2021 compared to the same period in the prior fiscal year, (ii) $13.0 million of cash provided by changes in working capital, of which period over period changes included inventory decrease of $7.7 million, driven by higher turnover and lower purchases of inventory when compared to prior period, an accounts payable and accrued liabilities decrease of $5.9 million primarily driven by a significant reduction of accounts payable due to cost saving initiatives and the utilization of the Investissement Quebec loan received in July 2020 that occurred in the previous year, and an accounts receivable increase of $0.7 million, driven primarily by higher sales during the twenty-six week period ended September 25, 2021 compared to the twenty-six week period ended September 26, 2020, and (iii) a $1.5 million increase in cash flows provided by operating activities related to non-cash adjustments such as amortization of capital assets and depreciation of operating lease right-of-use assets.

During the twenty-six week period ended September 25, 2021, net cash used in investing activities from operations was $2.9 million as compared to $1.0 million during the twenty-six week period ended September 26, 2020. The $1.9 million increase in net cash used in investing activities from operations was primarily attributable to management’s decision to re-start capital expenditures in the current period compared to the decision to delay certain capital expenditures projects in the same period in the prior fiscal year as a result of its liquidity initiatives to respond to COVID-19 impacts.

Net cash used in financing activities from operations was $5.6 million in the twenty-six week period ended September 25, 2021 as compared to $11.8 million provided by financing activities in the twenty-six week period ended September 26, 2020. The $17.4 million decrease in cash flows from financing activities was primarily due to a decrease in cash inflows from long-term debt of $9.8 million relating to the Investissement Quebec loan received in July 2020, the increase in payments of long-term debt of $1.8 million, and an increase in period over period changes to bank indebtedness of $5.8 million during the twenty-six week period ended September 25, 2021 as compared to the comparable prior year period.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. We have not entered into derivative or other financial instruments for trading or speculative purposes.

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowing under our Credit Facility and Term Loan each bear interest at floating rates which are based on CDOR plus a fixed interest rate. As of September 25, 2021, we have not hedged these interest rate risks. As of September 25, 2021, we had $62.1 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.6 million.

Currency Risk

As of September 25, 2021, we had $18.1 million of net liabilities subject to foreign exchange rate risk related to changes in the exchange rate between the U.S. dollar, the euro, the Swiss Franc and the Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rate. Assuming a 100 basis point strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of September 25, 2021, our earnings would have increased or decreased, respectively, by approximately $0.2 million. This analysis does not consider the impact of fluctuations in U.S. and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. Changes in the exchange rates of Canadian dollars to U.S. dollars could also impact our Canadian sales and gross margin if the Canadian dollar strengthens significantly and impacts our Canadian consumers’ behavior.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically diamonds, platinum, gold and silver. We do not currently use derivatives to hedge these risks. Our retail sales and gross margin could be materially impacted if prices of diamonds, platinum, gold or silver rise so significantly that our consumers’ behavior changes or if prices increases cannot be passed onto our customers.

FORWARD-LOOKING STATEMENTS

This interim report and other written reports and releases and oral statements made from time to time by the Company contain forward- looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about the impact of the COVID-19 pandemic on our operations, availability under our Credit Facility and Term Loan, regaining compliance under the Compliance Plan, and our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

One must carefully consider such statements and understand that many factors could cause actual results to differ from the forward- looking statements, such as inaccurate assumptions and other risks and uncertainties, some known and some unknown. No forward-looking statement is guaranteed and actual results may vary materially. Such statements are made as of the date provided, and we assume no obligation to update any forward-looking statements to reflect future developments or circumstances.

One should carefully evaluate such statements by referring to the factors described in our filings with the Securities and Exchange Commission (“SEC”), especially on our Forms 20-F and our Forms 6-K. Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on June 17, 2021 and subsequent filings with the SEC. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Since it is not possible to predict or identify all such factors, the identified items are not a complete statement of all risks or uncertainties. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward- looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) the magnitude and length of economic disruption as a result of the worldwide COVID-19 outbreak, including its impact on macroeconomic conditions, generally, as well as its impact on the results of operations and financial condition of the Company and the trading prices of the shares; (ii) economic, political and market conditions, including the economies of Canada, and the U.S., which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iv) changes in interest rates; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program; (vi) the Company’s ability to continue to borrow under the Credit Facility; (vii) the Company’s ability to maintain profitable operations as well as maintain specified excess availability levels under the Credit Facility, make scheduled payments of principal and interest, and fund capital expenditures; (viii) the Company’s financial performance in the second half of fiscal 2022 and the level of capital expenditures requirements related to renewing store leases; (ix) the Company’s ability to execute its strategic vision; and (x) the Company’s ability to continue as a going concern.

Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 17, 2021 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

EXHIBIT 99.2

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	September 25, 2021	March 27, 2021
Assets
Current Assets
Cash and cash equivalents	$2,680	$1,807
Accounts receivable and other receivables	8,126	7,307
Inventories	88,533	97,789
Prepaid expenses and other current assets	2,128	2,044

Total current assets	101,467	108,947
Long-term receivables	5,741	5,673
Property and equipment	23,745	24,496
Operating lease right-of-use asset	58,448	57,670
Intangible assets and other assets	5,524	4,894

Total non-current assets	93,458	92,733

Total assets	$194,925	$201,680

Liabilities and Stockholders’ Equity
Current liabilities
Bank indebtedness	$49,462	$53,387
Accounts payable	34,655	37,975
Accrued liabilities	10,827	11,209
Current portion of long-term debt	2,080	2,960
Current portion of operating lease liabilities	6,532	6,298

Total current liabilities	103,556	111,829
Long-term debt	22,388	23,062
Long-term portion of operating lease liabilities	67,858	66,713
Other long-term liabilities	1,564	1,498

Total long-term liabilities	91,810	91,273
Stockholders’ equity (deficiency):
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,610,973	37,361	37,361
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, Unlimited shares authorized, none issued	—	—
Additional paid-in capital	18,259	18,259
Accumulated deficit	(113,710)	(114,700)
Accumulated other comprehensive loss	(106)	(97)

Total stockholders’ deficiency	(441)	(1,422)

Total liabilities and stockholders’ deficiency	$194,925	$201,680

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.3

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	26 weeks ended	26 weeks ended
	September 25, 2021	September 26, 2020
Net sales	$84,615	$57,025
Cost of sales	49,731	34,182

Gross profit	34,884	22,843
Selling, general and administrative expenses	28,886	21,404
Depreciation and amortization	3,324	2,829

Total operating expenses	32,210	24,233

Operating income (loss)	2,674	(1,390)
Interest and other financial costs	1,684	1,437

Income (loss) from operations	990	(2,827)
Income taxes (benefits)	—	—

Net income (loss)	990	(2,827)

Weighted average common shares outstanding
Basic	18,329	17,971
Diluted	18,634	17,971
Net income (loss) per common share
Basic	$0.05	$(0.16)
Diluted	$0.05	$(0.16)

EXHIBIT 99.4

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)

INCOME (In thousands)

	26 weeks ended September 25, 2021	26 weeks ended September 26, 2020
Net income (loss)	$990	$(2,827)
Other comprehensive income (loss):
Foreign currency translation adjustments (1)	(9)	58

Total comprehensive income (loss)	$981	$(2,769)

(1)	Item that may be reclassified to the Statement of Operations in future periods.

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.5

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFIENCY)

(In thousands except shares of voting common stock outstanding)

	Shares of voting common stock outstanding	Voting common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance at March 27, 2021	18,328,943	$95,116	$18,259	$(114,700)	$(97)	$(1,422)
Net income	—	—	—	990	—	990
Cumulative translation adjustment	—	—	—	—	(9)	(9)
Total comprehensive income	—	—	—	—	—	772

Balance at September 25, 2021	18,328,943	$95,116	$18,259	$(113,710)	$(106)	$(441)

	Shares of voting common stock outstanding	Voting common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance at March 28, 2020	17,970,881	$93,368	$19,131	$(108,862)	$(227)	$3,410
Net loss	—	—	—	(2,827)	—	(2,827)
Cumulative translation adjustment	—	—	—	—	58	58
Total comprehensive loss	—	—	—	—	—	(2,769)

Balance at September 26, 2020	17,970,881	$93,368	$19,131	$(111,689)	$(169)	$641

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.6

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	26 weeks ended September 25, 2021	26 weeks ended September 26, 2020
Cash flows from (used) in operating activities:
Net income (loss) attributable to owners of the Company	$990	$(2,827)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,324	2,829
Amortization of debt costs	142	139
Net change of operating lease right-of-use assets and liabilities	(413)	(380)
Operating lease modifications	1,014	(482)
Other operating activities, net	6	426
(Increase) decrease in:
Accounts receivable, long-term accounts receivables and other receivables	(887)	(152)
Inventories	9,256	1,572
Prepaid expenses and other current assets	(84)	(160)
(Decrease) increase in:
Accounts payable	(3,630)	(12,370)
Accrued liabilities and other long-term liabilities	(316)	2,484

Net cash provided by (used in) operating activities from operations	9,402	(8,921)

Cash flows used in investing activities:
Additions to property and equipment	(2,232)	(1,003)
Additions to intangible assets and other assets	(661)	(17)

Net cash used in investing activities	(2,893)	(1,020)
Cash flows provided by financing activities:
(Decrease) increase in bank indebtedness	(4,011)	1,830
Increase in long-term debt	165	10,000
Repayment of long-term debt	(1,757)	—
Repayment of obligations under finance lease	(12)	(21)
Payment of loan origination fees and costs	(21)	(25)
Other financing activities	—	—

Net cash (used in) provided by financing activities	(5,636)	11,784
Net increase in cash and cash equivalents	873	1,843
Cash and cash equivalents, beginning of period	1,807	565

Cash and cash equivalents, end of period	$2,680	$2,408
Supplemental disclosure of cash flow information:
Interest paid	$1,953	$1,832
Non-cash transactions:
Property and equipment and intangible additions included in accounts payable and accrued liabilities	$1,306	$325

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.7

BIRKS GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation and Significant

Accounting Policies Basis of Presentation

The unaudited condensed consolidated financial statements (“financial statements”) of Birks Group Inc. (“Birks Group” or the “Company”) include the accounts of Birks Group Inc. for all periods presented.

These unaudited condensed consolidated financial statements do not include all of the information and footnotes required by accounting principles generally accepted in the U.S. for complete financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

The financial statements of the Company in this report for the twenty-six week periods ended September 25, 2021 and September 26, 2020 have not been audited. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows for the interim period have been made. The results of operations are not necessarily indicative of the results of operations for the full year or any other interim period. These statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Annual Report on Form 20-F for the fiscal year ended March 27, 2021, filed with the U.S. Securities and Exchange Commission (“SEC”) on June 17, 2021 (the “Form 20-F”).

Annually, the Company’s fiscal year ends on the last Saturday of March. The Company refers to the current fiscal year ended March 26, 2022 as fiscal 2022, and the prior fiscal year ending March 27, 2021 as fiscal 2021. Fiscal 2022 and fiscal 2021 each consist of fifty-two week periods.

Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”). These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates relate to the going concern assessment and the evaluation of the allowance for slow moving finished goods inventories. Other estimates include allowance for expected credit losses on receivables, the right-of-use assets and lease liabilities, deferred tax assets, and the recoverability of long-lived assets. Actual results could differ from these estimates.

Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments in the period in which the change in estimate is made.

Future Operations

These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company funds its operations primarily through committed financing under its Credit Facility (as defined below) and its Term Loan (as defined below) described in Note 6. The Credit Facility along with the Term Loan are used to finance working capital, finance capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes.

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus disease (COVID-19) a pandemic and a global emergency. In response to this pandemic, globally, government authorities and public health officials have taken preventative and protective actions to contain the spread of the virus, including imposing restrictions on business operations and travel. As a result of the pandemic and the ensuing recommendations and restrictions imposed by government authorities, the Company’s operations and financial performance have been significantly impacted. Since March 2020, in accordance with guidelines of local government authorities and public health officials, the Company has experienced intermittent government mandated closures of its retail stores as well as capacity restrictions. Since the start of the pandemic, the Company has continued to operate its e-commerce business, along with its distribution center, with strict hygiene protocols and social distance measures in place, in accordance with local government guidelines. The Company also continued to operate its wholesale business and its head office functions primarily under a “work from home” model. During the twenty-six week period ended September 25, 2021, seven of the Company’s ten Ontario stores, were temporarily closed for an 11-week period between April 17, 2021 and June 30, 2021. In addition, the Company’s Toronto Flagship store on Bloor street was temporarily closed for an eight-week period between April 17, 2021 and June 11, 2021 and the Company’s two Ottawa area stores were temporarily closed for a 13 week period between April 8, 2021 and June 30, 2021. Furthermore, one of our Quebec stores was also temporarily closed for a five week period from April 1, 2021 to May 10, 2021. During the twenty-six week period ended September 26, 2020, all of the Company’s stores were closed during the first “wave” of lockdowns for the months of April 2020 and May 2020 and gradually re-opened during the months of June 2020 and July 2020. By the end of July 2020, the Company had re-opened all of its retail stores, albeit at reduced operating hours. Across our retail store network, approximatively 17% of shopping days were lost due to temporary store closures during the twenty-six week period ended September 25, 2021, as compared to approximatively 46% during the twenty-six week period ended September 26, 2020.

As a result of these developments, since March 2020, the Company has taken many actions to substantially reduce its operating costs across all areas of the business and to actively manage liquidity in order to overcome the negative impacts of the pandemic. These actions included:

•

Substantially reduced compensation costs (specific to March 2020 and fiscal 2021) related to the temporary layoff of the majority of our employees without pay during the period of store closures, as well as temporary base salary reductions at the corporate head office including of our executive officers and members of our Board of Directors;

•	Substantially reduced selling, general and administrative costs and discretionary spending across all areas of the business including certain reductions in marketing expenses;

•	Worked closely with all of our partners and suppliers and negotiated extended credit terms with certain vendors;

•	Worked closely with our landlords to negotiate various forms of rent relief (including abatements and deferrals) during store lockdown periods and/or subsequent periods;

•	Postponed certain capital expenditures where possible;

•	Adjusted inventory management strategies to react to changes in the current environment, including reduction of forward purchases where possible; and

•	Qualified and applied for applicable government relief programs including the Canada Emergency Wage Subsidy (“CEWS”) program and the Canada Emergency Rent Subsidy (“CERS”) program. See Note 10.

The current economic, business and retail climates have significantly changed since March 2020 and as such, the Company cannot predict the degree to, or the time period over which its sales and operations will continue to be affected by the pandemic, changes to consumer behavior and spending as a result of the pandemic, or the materiality of the effects of the pandemic, or the restrictions and impact resulting from the pandemic, on the Company. The Company continues to and expects to continue to operate through its Credit Facility. The Company is considering pursuing other actions to enhance its liquidity position.

The Company recorded a net income of $1.0 million for the twenty-six week period ended September 25, 2021 and a net loss of $2.8 million for the twenty-six week period ended September 26, 2020. The Company generated net cash from operations of $9.4 million in the twenty-six week period ended September 25, 2021 and used net cash from operations of $8.9 million in the twenty-six week period ended September 26, 2020.The Company also had a negative working capital as at September 25, 2021 and March 27, 2021.

The Company’s Credit Facility and Term Loan mature and require repayment of the respective outstanding balances in October 2022. The Company is currently in negotiations with its Credit Facility lender and its Term Loan lender to renew the Company’s Credit Facility and Term Loan, respectively, prior to the maturity dates.

On July 8, 2020, the Company secured a new six-year term loan with Investissement Québec in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company. The loan bears interest at a rate of 3.14% per annum and is repayable in 60 equal payments beginning in July 2021. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. On June 2, 2021, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 26, 2022.

On July 20, 2021, the Company entered into a new 10 year loan agreement with Investissement Québec for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. As of September 25, 2021, the Company has nil outstanding on the loan. The loan bears interest at a rate of 1.41% per annum and is repayable in 60 equal payments beginning 60 months after the date of the first draw. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01.

The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations and/or continued adherence to the terms of its committed financings and maintenance of sufficient availability of funding under its Credit Facility and its Term Loan. The sole financial covenant which the Company is required to adhere to under both its Credit Facility and its Term Loan is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Credit Facility and under the Term Loan, that would result in the outstanding balances borrowed under the Company’s Credit facility and the Term Loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Company’s Credit Facility and the Term Loan are subject to cross default provisions with all other loans pursuant to which the Company is in default of any other loan, the Company will immediately be in default of both the Credit Facility and the Term Loan. The Company met its excess availability requirements as of and throughout the twenty-six week period ended September 25, 2021 and as of the date these financial statements were authorized for issuance. In addition, the Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.

The Company’s ability to make scheduled payments of principal, or to pay the interest, or to fund planned capital expenditures and store operations will also depend on its ability to maintain adequate levels of available borrowing, obtain favorable payment terms from suppliers and its future performance, which to a certain extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control.

The Company continues to be actively engaged in identifying alternative sources of financing that include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from government sources. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that could restrict the Company’s operations. Financing, including the renewal of the Company’s Credit Facility and Term Loan may be unavailable, in amounts or on terms acceptable to the Company or at all, which may have a material adverse impact on its business, including its ability to continue as a going concern.

The Company’s lenders under its Credit Facility and its Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s credit facilities (customary for asset-based loans), at their reasonable discretion, to: (i) ensure that the Company maintains adequate liquidity for the operation of its business, (ii) cover any deterioration in the amount of value of the collateral, and (iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during the twenty-six week period ended September 25, 2021 by the Company’s senior secured lenders.

Certain adverse conditions and events outlined above require consideration of management’s plans, which management believes mitigate the effect of such conditions and events. Management’s plans include negotiations of renewals with its senior secured lender and its term loan lender, continuing to manage liquidity actively which allows for adherence to excess availability requirements, and where necessary, implement cost reductions, which include reducing future purchases, maintaining reduced marketing and general operating expenses, the continued postponement of certain capital expenditures and obtaining favorable payment terms from suppliers. Notwithstanding, the Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months from the date of issuance of these financial statements.

1.	Recent Accounting Pronouncements

Recently Adopted Accounting Standards:

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU is intended to reduce complexity in the accounting for income taxes while maintaining or improving the usefulness of information provided to financial statement users. The guidance amends certain existing provisions under ASC 740 to address a number of distinct items. This standard is effective for public companies in fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company elected to adopt this guidance on a prospective basis. The adoption of this ASU did not have a significant impact on the Company’s condensed consolidated financial statements.

2.	Income Taxes

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 25, 2021, the Company had no accrued interest or penalties related to uncertain tax positions due to available tax loss carry forwards. The tax years 2015 through 2021 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company recorded no income tax expense for the twenty-six week period ended September 25, 2021 and for the comparable period ended September 26, 2020. This is due to the Company recording a 100% valuation allowance against the value of its net deferred tax assets, as a result of the Company’s inability to reach the required conclusion that it would be able to more likely than not realize the value of net deferred tax assets in the future. As of September 25, 2021, the Company had recorded a valuation allowance of $24.2 million ($24.5 million as of March 27, 2021) against the full value of the Company’s net deferred tax assets.

3.	Net Income (loss) Per Common Share

For the twenty-six week period ended September 25, 2021, the Company’s net income per common share on a basic and diluted basis was $0.05. Excluded from the computation of diluted earnings per share were 251,484 shares underlying stock options and 382,693 shares underlying outstanding warrants due to their antidilutive effect.

For the twenty-six week period ended September 26, 2020, the Company’s net loss per common share on a basic and diluted basis was ($0.16). Excluded from the computation of diluted earnings per share were 652,000 shares underlying stock options and 382,693 shares underlying outstanding warrants due to their antidilutive effect.

4.	Inventories

Inventories are summarized as follows:

	As of September 25, 2021	As of March 27, 2021

	(In thousands)
Raw materials and work in progress	$605	$813
Retail inventories and manufactured finished goods	87,928	96,976

	$88,533	$97,789

5.	Bank Indebtedness and Long-term Debt

As of September 25, 2021 and March 27, 2021, bank indebtedness consisted solely of amounts owing under the Company’s senior secured credit facility, which had an outstanding balance of $49.5 million ($49.7 million net of $0.2 million of deferred financing costs) and $53.4 million ($53.7 million net of $0.3 million of deferred financing costs), respectively. The Company’s Credit Facility is collateralized by substantially all of the Company’s assets. The Company’s excess borrowing capacity was $18.6 million as of September 25, 2021 and $18.8 million as of March 27, 2021. The Company met its excess availability requirements throughout the twenty-six week period ended September 25, 2021, and as of the date of these financial statements.

The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under its $85.0 million senior secured credit facility with Wells Fargo Canada Corporation (“Credit Facility”. The Credit Facility, which matures in October 2022, also provides the Company with an accordion option to increase the total commitments thereunder by up to $13.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The Credit Facility bears interest at a rate of CDOR plus a spread ranging from 1.5%—3.0% depending on the Company’s excess availability levels. Under the Credit Facility, the sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. The Company’s excess availability was above $8.5 million throughout the twenty-six week period ended September 25, 2021.

On June 29, 2018, the Company secured a $12.5 million senior secured term loan with Crystal Financial LLC, now known as SLR Credit Solutions (“Term Loan”). The Term Loan, which matures in October 2022, is subordinated in lien priority to the Company’s Credit Facility and bears interest at a rate of CDOR plus 8.25%. Under the Term Loan, the Company is required to adhere to the same financial covenant as under the Credit Facility (maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the Term Loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of $9.5 million and from January 21st to February 20th of each year of $4.5 million. The Term Loan is required to be repaid upon maturity.

The Company is currently in negotiations with its Credit Facility lender and its Term Loan lender to renew the Company’s Credit Facility and Term Loan, respectively, both of which mature in October 2022.

The Company’s borrowing capacity under both its Credit Facility and its Term Loan is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

Both the Company’s Credit Facility and its Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both its Credit Facility and its Term Loan. In the event that excess availability falls below $8.5 million for more than two consecutive business days once during any fiscal month, this would be considered an event of default under the Company’s Credit Facility and its Term Loan, that provides the lenders the right to require the outstanding balances borrowed under the Company’s Credit Facility and its Term Loan to become due immediately, which would result in cross defaults on the Company’s other borrowings. The Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.

The Company’s Credit Facility and its Term Loan also contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations; the Company can pay dividends only at certain excess borrowing capacity thresholds. The Company is required to either (i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or (ii) maintain excess availably of at least 25% of the line cap and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Other than these financial covenants related to paying dividends, the terms of the Company’s Credit Facility and its Term Loan provide that no financial covenants are required to be met other than already described.

The Company’s lenders under its Credit Facility and its Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our credit facilities (customary for asset-based loans), at their reasonable discretion, to: (i) ensure that the Company maintains adequate liquidity for the operation of its business, (ii) cover any deterioration in the value of the collateral, and (iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s senior secured lenders may impose at their reasonable discretion. No discretionary reserves were imposed during the twenty-six week period ended September 25, 2021 by the Company’s senior secured lenders.

On July 8, 2020, the Company secured a new six-year term loan with Investissement Québec in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company. The loan bears interest at a rate of 3.14% per annum and is repayable in 60 equal payments beginning in July 2021. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. On June 2, 2021, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 26, 2022.

On July 20, 2021, the Company entered into a new 10 year loan agreement with Investissement Québec for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. As of September 25, 2021, the Company has nil outstanding on the loan. The loan bears interest at a rate of 1.41% per annum and is repayable in 60 equal payments beginning 60 months after the date of the first draw. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01.

6.	Contingencies

(a)

The Company and its subsidiaries, in the normal course of business, become involved from time to time in litigation and subject to claims. While the final outcome with respect to claims and legal proceedings pending at September 25, 2021 cannot be predicted with certainty, management believes that adequate provisions have been recorded in the accounts where required and that the financial impact, if any, from claims related to normal business activities will not be material.

(b)

From time to time, the Company guarantees a portion of its private label credit card sales to its credit card vendor. At September 25, 2021 and September 26, 2020, the amount guaranteed under such arrangements was approximately $0.8 million and $2.4 million, respectively. At September 25, 2021 and September 26, 2020, the Company has recorded in accrued liabilities a reserve of nil and $0.1 million, respectively, associated with this guaranteed amount.

7.	Segmented Information

ASU 2014-09—Revenue from Contracts with Customers (Topic 606), requires entities to disclose their revenues disaggregated by classes of similar products and by channel. The Company has two reportable segments, Retail and Other. As of September 25, 2021, Retail operated 26 stores across Canada under the Maison Birks brand, 1 retail location in Calgary under the Brinkhaus brand and 2 retail locations in Vancouver under the Graff and Patek Philippe brands. Other consists primarily of our e-commerce, wholesale businesses and a gold exchange program. The following table disaggregates the Company’s net sales by classes of similar products and by channel:

	RETAIL		OTHER		TOTAL
	26 weeks ended 9/25/21	26 weeks ended 9/26/20	26 weeks ended 9/25/21	26 weeks ended 9/26/20	26 weeks ended 9/25/21	26 weeks ended 9/26/20

			(In thousands)
Jewelry and other	$33,774	$21,062	$5,564	$4,054	$39,338	$25,116
Timepieces	44,808	31,498	469	411	45,277	31,909

	78,582	52,560	6,033	4,465	84,615	57,025

The two reportable, “Retail” and “Other”, segments are managed and evaluated separately based on unadjusted gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the twenty-six week periods ended September 25, 2021 and September 26, 2020 is set forth below:

	RETAIL		OTHER		TOTAL
	26 weeks ended 9/25/21	26 weeks ended 9/26/20	26 weeks ended 9/25/21	26 weeks ended 9/26/20	26 weeks ended 9/25/21	26 weeks ended 9/26/20

	(In thousands)
Sales to external customers	$78,582	$52,560	$6,033	4,465	$84,615	$57,025
Inter-segment sales	—	—	264	223	264	223
Unadjusted gross profit	33,218	20,5371	3,084	2,300	36,302	22,837

The following table sets forth reconciliations of the segments’ gross profits and certain unallocated costs to the Company’s consolidated gross profits for the twenty-six week periods ended September 25, 2021 and September 26, 2020:

	26 weeks ended September 25, 2021	26 weeks ended September 26, 2020

	(In thousands)
Unadjusted gross profit	$36,302	$22,837
Inventory provisions	(162)	(132)
Other unallocated costs	1,257	138
Adjustment of intercompany profit	—	—

Gross profit	$37,397	$22,843

8.	Leases

Amounts recognized in the Condensed Consolidated Statement of Earnings were as follows:

	26 weeks ended 9/25/21	26 weeks ended 9/26/20
Fixed operating lease expense	$6,040	$6,427
Variable operating lease expense (1)(2)	1,446	(697)

Total lease expense	$7,486	$5,730

(1)

In May 2020, the FASB issued guidance to Topic 842, Leases, exempting lessees from determining whether COVID-19 related rent concessions are lease modifications when certain conditions are met. In accordance with the guidance issued, the Company adopted the amendment effective March 29, 2020 and elected not to treat COVID-19 related rent concessions as lease modifications. As such, rent concessions of $0.6 million and $3.2 million were recognized in the condensed consolidated statement of earnings for the period ended September 25, 2021 and September 26, 2020 as a negative variable rent expense, and the Company expects to continue seeking further rent concessions as it continues to monitor the impact of COVID-19.

Variable operating lease expense includes percentage rent, taxes, mall advertising, common area maintenance charges, as well as government rent subsidies. The weighted average remaining operating lease term was five years and the weighted average discount rate was 10.0% for all of the Company’s operating leases as of September 25, 2021.

(2)	CERS is included within the variable operating lease expense. Refer to note 10.

The following table provides supplemental cash flow information related to the Company’s operating leases:

	26 weeks ended 9/25/21	26 weeks ended 9/26/20
Cash outflows from operating activities to operating leases (1)	$6,053	$4,073
Right-of-use assets obtained in exchange for operating lease liabilities (2)	3,234	653

(1)	Net of $0.6 million rent concessions associated to base rent. For the period ending September 26, 2020, rent concessions associated to base rent totaled $2.8 million.
(2)

Right-of-use assets obtained are recognized net of leasehold inducements and for the period ending September 25, 2021, totaled $1.8 million of which $1.4 million is included in Accounts receivable. For the period ending September 26, 2020, leasehold inducements totaled $0.6 million, of which $0.3 million is included in Accounts receivable.

The following table reconciles the undiscounted cash flows expected to be paid in each of the next five fiscal years and thereafter to the operating lease liability recorded on the Condensed Consolidated Balance Sheet for operating leases existing as of September 25, 2021.

Minimum Lease Payments as of September 25, 2021
(in thousands)
Year ending March:
2022*	$6,575
2023	13,545
2024	13,322
2025	12,033
2026	10,815
Thereafter	60,242

Total minimum lease payments	116,532
Less: amount of total minimum lease payments representing interest	(42,142)

Present value of future total minimum lease payments	74,390
Less: current portion of lease liabilities	(6,532)

Long-term lease liabilities	$67,858

*	This amount represents minimum lease payments for the six month period from September 26, 2021 to March 26, 2022.

9.	Related Party Transactions

On July 28, 2017, the Company received approximately a $3.2 million (U.S. $2.5 million) loan from one of its controlling shareholders, Montel S.à.r.l. (previously known as Montrovest B.V.), to finance its working capital needs. This loan bore interest at an annual rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12.2%, and was originally due and payable in two equal payments of approximately $1.75 million (U.S. $1.25 million) in each of July 2018 and July 2019. During fiscal year 2019, approximately $1.75 million (U.S. $1.25 million) was repaid. In December 2019, the Company obtained a new one-year moratorium on principal payments and as such the loan was scheduled to be fully repaid in December 2020. On June 30, 2020, the Company obtained a new moratorium on the principal repayment, and as such the loan became due on the earlier of August 31, 2021 or 10 days following a liquidity event, subject to the approval by its senior secured lenders and the Company’s Board of Directors. During the twenty-six week period ended September 25, 2021, the remaining principal balance on the loan of approximately $1.6 million (U.S. $1.25 million) was repaid.

The Company also has a cash advance owing to Montel with an outstanding balance as of September 25, 2021 of approximately $1.9 million (U.S. $1.5 million).

10.	Government grants

In response to the COVID-19 pandemic, various government programs have been announced to provide financial relief for affected businesses.

The Government of Canada announced the CEWS program in April 2020. CEWS provides a wage subsidy on eligible paid compensation, subject to limits per employee, to eligible employers based on certain criteria, including demonstration of certain revenue declines as a result of COVID-19. The Company has determined that it had qualified for this subsidy for certain intermittent periods during the twenty-six week period ended September 25, 2021 and during the twenty-six week period ended September 26, 2020 and has, accordingly, applied for the CEWS for said periods. During the twenty-six week period ended September 25, 2021, the Company has recognized $0.6 million of CEWS ($1.2 million during the twenty-six week period ended September 26, 2020) which has been recorded as a reduction to the eligible employee compensation expense incurred by the Company during this period (within selling, general, and administrative expenses). As at September 25, 2021, $0.4 million of CEWS claimed during the period has been collected and $0.2 million is included within Account Receivable on the consolidated balance sheet.

The Government of Canada announced the CERS program in October 2020. CERS provides a rent subsidy for eligible property expenses, such as occupancy costs, based on certain criteria and is proportional to revenue declines as a result of COVID-19.

The Company has determined that it had qualified for this subsidy for certain intermittent periods during the twenty-six week period ended September 25, 2021. For the twenty-six week period ended September 25, 2021, the Company has recognized $0.4 million of CERS and has recorded it as a reduction to the eligible occupancy expense incurred by the Company during this period (within selling, general and administrative expenses). As at September 25, 2021, $0.4 million is included within Account Receivable on the consolidated balance sheet.

PART II – OTHER INFORMATION

LOAN AGREEMENT

On July 20, 2021, Birks Group Inc. (the “Company”) entered into a new 10 year loan agreement with Investissement Québec for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system (the “Loan Agreement”). As of September 25, 2021, the Company has nil outstanding on the loan. The loan bears interest at a rate of 1.41% per annum and is repayable in 60 equal payments beginning 60 months after the date of the first draw. The Loan Agreement requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. The foregoing summary of the Loan Agreement is qualified in its entirety by reference to the actual Loan Agreement which is filed as Exhibit 99.8 to this Form 6-K.

EXHIBIT 99.8

UNOFFICIAL TRANSLATION

CONFIDENTIAL	THIS LOAN OFFER CANCELS AND REPLACES THE ONE ISSUED ON DECEMBER 18, 2020

February 23, 2021

Mrs. Katia Fontana

Vice President and Chief Financial Officer

Birks Group inc.

2020, Robert-Bourassa, Suite 200

Montreal (Quebec) H3A 2A5

Re:	Omni-channel Digital Transformation

Project

File: D153921 - E021661

Dear Mrs. Fontana,

In response to your request for financial assistance for your project, we are pleased to inform you that Investissement Québec has been authorized to grant a loan of up to four million three hundred thousand dollars ($4,300,000) to your company.

Consequently, you will find attached a loan offer which sets out the terms and conditions. To accept the offer, you must return a duly signed copy of the said offer to us before October 31, 2021.

Please note that in order to benefit from the fixed rate provided for in this offer, the Company must have duly accepted the said offer by the date indicated above at the latest. Otherwise, IQ reserves the right to modify the interest rate.

Please send us the following with the loan offer:

☒	the resolution(s) authorizing the execution of the loan offer;

☒	the cheque or bank transfer confirmation representing the feasibility study fee due under the loan offer.

☒	The original of the form entitled “Bank Details Form” duly completed and signed.

☒	an original cheque marked “VOID”.

☒	The contact information for the legal adviser of your choice, who will be contacted by an Investissement Québec legal advisor.

Should further information be required, please contact the undersigned.

Please accept, Madam, our best regards.

/s/ Patrick Collins

Patrick Collins
Principal Account Manager, Specialized financing Management, Specialized financing and tourism division

p. j.

600, de La Gauchetière West, Suite 1500, Montreal (Quebec) H3B 4L8 CANADA

514 873-1519 or toll-free: 1 866 870-0437 Fax: 514 395-8055

www.investquebec.com

LOAN OFFER

File: D153921	Company: E021661
Branch: ESIMPN	Form: LOAN

BY:	INVESTISSEMENT QUÉBEC, a legal person constituted under the Act respecting Investissement Québec (CQLR, chapter I-16.0.1), having its head office at 1195, avenue Lavigerie, Suite 060, Quebec (Quebec) G1V 4N3 and a place of business at 413, St-Jacques street, Suite 500, Montreal (Quebec) H2Y 1N9 (“IQ”).

TO:	BIRKS GROUP INC., a legal person incorporated under the Canada Business Corporations Act, having its principal place of business at 2020, Robert-Bourassa, Suite 200, Montreal, Quebec H3A 2A5, (the ”Company”).

1.	LOAN

1.1	IQ offers the Company a loan in a maximum amount of four million three hundred thousand dollars ($4,3000,000) (the “Loan”), under the terms and conditions set forth herein.

1.2

Capitalized words and expressions used herein shall have the meanings set out in Schedule “A”, unless another distinctive meaning is specified, either in relation to the context or for the terms of a specific clause.

2.	PROJECT

2.1

The Loan is offered only for the project aimed at the digital transformation of the Montreal Company through the implementation of an omni-channel unified commerce infrastructure in a cloud-based environment (the “Project”). Ultimately, the Project will result in the creation of a total of 10 new Jobs at the Company’s Montreal head office, bringing the total number of existing Jobs at that location to 116. The Project, together with its financing, is as follows:

PROJECT			FINANCING
Description	Amount		Description	Amount
	Total Expenditures	Eligible Expenditures
Capitalizable IT development costs	$5,004,783.00	$5,004,783.00	IQ Term Loan	$4,300,000.00
ERP (Enterprise Resource Planning)	$2,700,000.00	$2,700,000.00	Bank loan	$3,763,501.00
Purchase of new IT equipment	$657,000.00	$657,000.00	Bell (amount for hardware)	$573,282.00
MS Office 365 – Cloud	$275,000.00	$275,000.00
Total:	$8,636,783.00	$8,636,783.00	Total:	$8,636,783.00

2.2

The Company declares that it began the Project on December 7, 2018 and undertakes to complete the Project by December 7, 2023 (the “Project Completion Date”). If the Project is completed prior to this date, the Company shall notify IQ in writing of the actual date on which it completed the Project and, for the purposes of this offer, the Project Completion Date shall be the latter date or, if the Company fails to notify IQ of the actual Project Completion Date, the date of the end of the period covered by the Company’s last independent auditor’s report submitted to IQ.

3.	INTEREST RATE

3.1	The Loan will bear interest, as of each disbursement, at a fixed rate of 1.41% per annum (the “Fixed Rate”) calculated monthly, for a term of 10 years.

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File: D153921	Company: E021661

4.	INTEREST REPAYMENT

4.1

The Company will pay interest calculated at the rate and in the manner provided under the heading “INTEREST RATE” on the last day of each month beginning on the last day of the first month following the month in which the first Loan disbursement is made.

5.	LOAN REPAYMENT

5.1	The Company will benefit from a capital repayment moratorium period on the Loan for a period of 60 months from the first Loan disbursement.

5.2

Upon expiry of the moratorium period provided for in the preceding paragraph, the Company will repay the Loan principal in 60 monthly and consecutive instalments, payable on the last day of each month beginning on the last day of the first month following the end of such moratorium period as follows:

Number of installments	Amount
59	$71,666.67
1	$71,666.47

6.	DISBURSEMENT

6.1

IQ shall disburse the Loan in one or more disbursements directly into the Company’s bank account, if the Company is not in default with respect to any of the conditions and terms of this offer. Each disbursement shall be equal to 49.79% of the Eligible Expenditures incurred and paid for which the Company requests the disbursement.

6.2

IQ may at any time reduce the authorized amount of the Loan if the total amount of financial assistance granted for the purposes of the Project, in any form whatsoever, by the Government of Quebec, the Federal Government, their ministries, agencies and partners with intervention funds financed by such governments, exceeds 50% of the costs of the Project, it being understood that the costs of the Project include, where applicable, the Project expenditures eligible for refundable tax credits.

6.3

Only Eligible Expenditures incurred and paid by the Company for the purposes of the Project on or after December 7, 2018 may be considered by IQ to constitute Eligible Expenditures that may give rise to the disbursement of the Loan.

7.	UNDERTAKINGS TO BE COMPLIED WITH PRIOR TO DISBURSEMENT OF THE LOAN

7.1	The first disbursement of the Loan shall not take place until IQ has obtained to its satisfaction:

7.1.1	Written confirmation of all other sources of funding for the Project on terms and conditions acceptable to IQ.

7.1.2

Written confirmation of the number of existing Jobs at the Company’s Montreal headquarters as of December 6, 2018 and a written statement setting forth the change in Jobs at the Company’s Montreal headquarters between December 6, 2018 and October 1, 2020.

7.1.3	The security provided for under the heading “SECURITY”, with confirmation of its publication.

7.1.4

A legal opinion from the Company’s external advisors on the Company’s corporate status and its capacity to borrow, on the validity of the security provided for under the heading “SECURITY”, its rank, the Company’s capacity to grant it, its enforceability and any other matter that IQ may require.

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LOAN OFFER

File: D153921	Company: E021661

7.1.5	the form entitled “Bank Details Form” duly completed and signed, accompanied, where applicable, by the original specimen cheque made out to the Company;

7.1.6	any other document relating to the Company or the Project that IQ may reasonably require.

7.2	Before each disbursement of the Loan, the Company shall have delivered to IQ, in a form satisfactory to it:

7.2.1

A disbursement request accompanied by a report from the Company’s independent auditors attesting to the total Eligible Expenditures incurred and paid as well as the financing of such expenditures and, at IQ’s request, any other supporting documents.

7.2.2

A progress report commenting on the progress of the work, the new Jobs created at the Company’s Montreal head office as part of the Project, including their annual gross salaries (excluding fringe benefits) and the number of Jobs maintained at the Company’s Montreal head office.

7.2.3

A copy of the Company’s recent internal interim financial statements that are less than 90 days old, which shall not show, to IQ’s satisfaction, any significant unfavourable change in relation to the annual internal financial statements already received.

7.2.4	any other document relating to the Company or the Project that IQ may reasonably require.

7.3	Before the last disbursement of the Loan, the Company shall have delivered to IQ, in a form satisfactory to it:

7.3.1

A report from the independent auditors confirming the Total Expenditures and Eligible Expenditures incurred and paid as well as the financing of such expenditures or any other evidence deemed satisfactory and required by IQ;

7.3.2

A report by the independent auditors detailing the new Jobs created at the Montreal head office of the Company as part of the Project, the number of Jobs maintained at the Montreal head office of the Company during the Project and confirming the total number of Jobs existing at the Montreal head office of the Company at the end of the Project;

7.3.3	A progress report confirming the completion of the Project.

7.3.4	any other document relating to the Company or the Project that IQ may reasonably require.

8.	SECURITY

8.1

As specific and continuing security for the performance by the Company of all of its obligations to IQ under this offer and as security for the performance of all of its other obligations to IQ, present and future, direct and indirect, the Company shall:

8.1.1

grant IQ a hypothec in the amount of five million one hundred and sixty thousand dollars ($5,160,000) including an additional hypothec in the amount of eight hundred and sixty thousand dollars ($860,000) charging the universality of the movable property, present and future, tangible and intangible, of the Company;

It is understood that this hypothec will be subject to all hypothecs published as of November 26, 2020 (the “Existing Security”) except, if applicable, the hypothecs granted by the Company in favour of a shareholder, a related person or company, an insurer, a lessor or a supplier;

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LOAN OFFER

File: D153921	Company: E021661

8.1.2

take out an all-risk insurance policy, satisfactory to IQ, with a mortgage clause covering all assets hypothecated in favour of IQ, for the full amount of the Loan and designating IQ as hypothecary creditor.

8.2	Provided that the Company is not in default under this offer, IQ acknowledges and agrees that, in addition to the Existing Security:

8.2.1

the Company may dispose of its inventory in the normal course of business and a lender may hold a movable hypothec charging in first priority the universality of the Company’s accounts receivable and inventory as well as their proceeds of insurance as security only for any operating credit.

8.2.2

a lender may hold a movable hypothec charging in first rank any new equipment financed by a specific loan (other than that provided for in the Project, if any) that it has granted to the Company, provided, however, that this hypothec serves only as security for the loan financing the acquisition of such equipment.

8.2.3	a lender may hold a movable hypothec charging in first priority the tax credits financed by a specific loan it has granted to the Company and for which it has obtained a guarantee from IQ.

In all cases, an assignment of rank shall be signed by IQ, to its satisfaction, and published in the Register of Personal Movable Real Rights or any other appropriate register, as the case may be.

9.	SPECIFIC UNDERTAKINGS OF THE COMPANY

9.1	In addition to the general undertakings stipulated herein, the Company undertakes, from the date of acceptance of this offer and until repayment of the Loan in full, to:

9.1.1	Maintain the following ratio:

Ratio	Required ratio	Definition (schedule or specific definition)
Minimum annual working capital	1,01	Means according to the annual financial statements current assets divided by current liabilities, excluding commercial leases (ASC-842) included in liabilities.

9.1.2	Provide the following financial statements:

Entity	Type	Frequency	Deadline (days) (from the end of each fiscal year)
Birks Group inc.	Audited	Annual	120

9.1.3	Provide written confirmation of the renewal of its line of credit with Wells Fargo or any other lender within 45 days of its renewal, on terms satisfactory to IQ.

9.1.4	Maintain its head office, its operations related to the Project and a minimum of 116 permanent Jobs at the Company’s Montreal head office until the Loan is repaid in full.

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LOAN OFFER

File: D153921	Company: E021661

9.1.5

Provide annually, beginning on the Project Completion Date, a report confirming the number of Jobs at the Company’s Montreal head office calculated on the average of the 12 months of the year in question. The report shall include the annual gross salary (excluding fringe benefits) of the 10 Jobs created at the Company’s Montreal head office as a result of the Project.

9.2	Notwithstanding the provisions of schedule A:

9.2.2

The Company may pay dividends, purchase or redeem share capital to the extent that it is not then in default towards IQ and its other creditors and that, following such transaction, it does not become so in default;

To the extent that the Company is not then in default towards IQ and its other creditors, in particular with respect to compliance with the required financial ratios and that it does not become in default as a result of such transactions.

10.	FEASIBILITY STUDY FEE

10.1	This offer is subject to a feasibility study fee (“Feasibility Study Fee”) of 1% of the amount of the Loan, namely forty-three thousand dollars ($43,000).

10.2	IQ acknowledges having received the sum of twenty-one thousand five hundred dollars ($21,500) as partial payment of the Feasibility Study Fee.

10.3

This Feasibility Study Fee, the balance of which shall be paid to IQ upon acceptance of this offer, is not refundable, in whole or in part, unless the Company abandons the Project for a reason that, in IQ’s opinion, is beyond its control.

10.4

The mere receipt of the Feasibility Study Fee does not create any right in favour of the Company and does not oblige IQ to make any disbursement on the Loan, as these rights and obligations can only be generated if the conditions and terms mentioned in this offer are met.

11.	OTHER PROVISIONS

11.1	Only the French version of this offer will be considered official and in all cases, it will prevail over any translation that may accompany it.

11.2

The Company acknowledges that the stipulations contained in this offer and its schedules have been freely discussed between it and IQ and that it has received adequate explanations on their nature and scope.

11.3	This offer shall be deemed to have been signed by all parties in MONTREAL

(the signature pages follow)

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LOAN OFFER

File: D153921	Company: E021661

INVESTISSEMENT QUÉBEC

By	/s/ Patrick Collins	Date:	2021-02-23

Patrick Collins Principal Account Manager, Specialized financing

By:	/s/ Benoit Deshaies	Date:	2021-02-23

Benoit Deshaies Manager, Specialized financing and tourism division

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LOAN OFFER

File: D153921	Company: E021661

ACCEPTANCE BY THE COMPANY

Having read the terms and conditions listed in this offer and its schedules, we accept this Loan offer and enclose a cheque for twenty-one thousand five hundred dollars ($21,500), or confirmation of an electronic bank transfer to IQ for the same amount, in payment of any amount due on the Feasibility Study Fee.

In addition, we confirm (i) that we have appointed the external legal counsel whose contact details appear below to take security in connection with this offer and (ii) that all their fees and related expenses are the sole responsibility of the Company.

Contact information for the Company’s external legal counsel:

Name: Howard J. Rosenoff

Firm: Stikeman Elliott LLP

E-mail address: hrosenoff@stikeman.com

Tel.: (514) 397-3253

BIRKS GROUP INC.

By:	[signed]	Date:	August 24, 2021
Signature

/s/ Katia Fontana /s/ Miranda Melfi
Name of authorized signatory

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LOAN OFFER

SCHEDULE A

General terms and conditions of the loan

File: D153921	Company: E021661

1.	DEFINITIONS

For the purposes of this offer, the following expressions shall have the meaning given to them hereinafter unless the context requires otherwise:

“Default” means any of the defaults under section 6 “Default”;

“Eligible Expenses” means those expenditures identified in the Project to the extent that they are capitalizable and have been incurred and paid for by the Company;

“Job” means any permanent job held on a basis of at least 1,200 hours per year, including vacation weeks;

“Material Change” means any change or modification, upward or downward, as the case may be, which, in the reasonable opinion of IQ, could adversely and materially affect the carrying out of the Project or a Material Element;

“Material Element” means the legal existence of the Company, its financial situation, its operating results and its ability to carry on business, hold its assets or perform its general obligations or those under any credit or security agreement to which it may be a party;

2.	INTEREST

2.1.

Any statement of account sent to the Company by IQ shall constitute indisputable proof of the accuracy of such calculation, if the Company fails to notify IQ to the contrary within 10 days of receipt of any such statement.

2.2.	Any amount not paid when due hereunder shall bear interest from that date at the rate stipulated in this offer, without notice or demand.

2.3.	Any interest not paid when due will itself bear interest from that date at the rate stipulated in this offer, without notice or demand.

3.	EARLY REPAYMENT

3.1.	The Company may repay all or part of the Loan early, at any time and without notice,

3.1.1.	by paying an indemnity, on the amount prepaid, equal to the higher of:

3.1.1.1.	3 months of interest, at the interest rate then applicable to the Loan;

3.1.1.2.

the interest rate differential applicable over the remaining term equivalent to the difference between the interest rate applicable to the Loan and the interest rate applicable to Quebec bonds of a term equivalent to the remaining term, discounted at the rate of Canada bonds of a term equivalent to the remaining term.

3.1.2.	However, the indemnity may not at any time exceed the amount of interest accruing from the date of early repayment until the due date of the term.

4.	ELECTRONIC TRANSFERS

4.1.

The Loan may be disbursed by IQ directly into the Company’s bank account if IQ has obtained the original form entitled “Pre-authorized debit and disbursement authorization—business” and, if applicable, a personalized specimen cheque in the name of the Company or the form entitled “Confirmation of bank information for electronic disbursement”. However, IQ reserves the right to disburse the Loan by cheque(s) if it deems this method of disbursement preferable under the circumstances.

4.2.

The Company hereby authorizes IQ to make by manual or electronic debits from its bank account any payment to be made by the Company to IQ hereunder and any subsequent amendments thereto, as the case may be. To this effect, the Company hereby authorizes the bank or financial institution with which it does business to honour the debits made by IQ and undertakes to complete and sign the form entitled “Pre-authorized debit and disbursement authorization—business”.

4.3.	IQ will send the Company, in advance, a monthly debit note containing all the information relating to the payments to be made by the Company.

4.4.

The Business undertakes to renew the above-mentioned authorization if it changes its bank or financial institution before the Loan is fully repaid and to inform IQ of this change by providing it with a new schedule entitled “Pre-authorized debit and disbursement authorization—business” duly completed and signed, accompanied by a specimen cheque from its new bank or financial institution marked “VOID” and containing all the necessary information.

4.5.

The Company agrees that the reimbursement of any amount due under this offer as well as any subsequent amendments thereto, as the case may be, shall be made by cheque if IQ deems this method of payment preferable under the circumstances.

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LOAN OFFER

SCHEDULE A

General terms and conditions of the loan

File: D153921	Company: E021661

5.	GENERAL UNDERTAKINGS OF THE COMPANY

5.1.	As of the date of acceptance of this offer and for the entire term of the Loan, the Company undertakes to respect the following commitments:

5.1.1.

To provide, upon request by IQ, its audited financial statements, its semi-annual financial statements, its projected financial statements, the financial statements of its subsidiaries and of any guarantor and, as the case may be, its consolidated financial statements or any other financial statements, audited or not, required by IQ and within the time period prescribed by IQ;

5.1.2.	To provide an annual financial forecast with working assumptions within 30 days of the beginning of each fiscal year;

5.1.3.

Not to amend its articles or its authorized or issued or paid-up share capital, including not to issue new shares of its share capital if it results in an ultimate change of control of the Company, which is currently held by the trust “La fiducie la Grande Rousse”, nor to reduce its paid-up or stated capital, nor to purchase, redeem, convert or exchange any shares of its share capital;

5.1.4.	Not to merge or proceed with its dissolution or voluntary liquidation without the prior written consent of IQ;

5.1.5.

Not make loans, advances or any other form of financial assistance to its shareholders, directors, officers or related companies, nor make investments in them, nor grant them security, nor carry out transactions outside the normal course of its operations;

5.1.6.	Transact on a commercial basis and “at arm’s length” with any person;

5.1.7.	Not to purchase, redeem any shares of its capital stock or declare or pay any dividends to one or more classes of shareholders without the prior written consent of IQ;

5.1.8.	Not move a substantial part of its assets outside Quebec without having obtained the prior written authorization of IQ;

5.1.9.	To ensure that there is no change in the ultimate control of the Company which is currently held by the trust “La fiducie la Grande Rousse”.

Control is defined as the holding of shares with a sufficient number of voting rights to allow the election of a majority of the Company’s directors. Ultimate control means the holding of the said shares by one or more natural persons giving control of the Company through one or more legal entities that are shareholders of each other or of the Company. In the event of the death of the shareholder who has ultimate control of the Company, the transmission of the shares of the deceased shareholder to their heirs will not be presumed to constitute a change in ultimate control of the Company provided that such control remains in the hands of the legal heirs of the deceased shareholder;

5.1.10.

To insure and keep insured against all risks the assets included in the Project, up to their replacement value, or take out and keep in force any insurance policy of any kind reasonably required by IQ and provide the latter, upon request, with a copy of the insurance policies so taken out and their renewal. Should the Company fail to comply with this agreement, IQ may remedy such failure at the Company’s expense, without prejudice to any other right in its favour.

5.1.11.	Not encumber, sell or otherwise dispose of its assets without the prior written consent of IQ, except in the ordinary course of business;

5.1.12.	To promptly disclose to IQ any litigation or proceedings over $500,000 before a court of law or a tribunal, commission or government agency to which it is a party;

5.1.13.

To comply at all times with the laws to which it is subject in Quebec and more specifically, but without limiting the generality of the foregoing, with environmental, labour and human rights standards;

5.1.14.	To adopt ethical and socially responsible behaviour at all times;

5.1.15.

Except for periods necessary to allow the Company to maintain or replace equipment that is obsolete or can no longer be used in the ordinary course of its business, maintain its operations related to the Project until the date of repayment of the Loan in full as provided under the heading “REPAYMENT”;

5.1.16.

To make no significant changes to the Project. If the actual cost of the Project exceeds the forecasted total, the Company shall provide or cause its shareholders to provide the sums necessary to cover any amount exceeding the forecasted total, in a manner satisfactory to IQ, before the balance of the Loan is disbursed. If the expenditures actually incurred by the Company with respect to the Project prove to be less than the total expenditures anticipated under “PROJECT”, IQ reserves the right to reduce the Loan amount proportionately;

5.1.17.	To provide IQ, during the term of the Loan, with any document or information that IQ may deem useful or relevant;

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LOAN OFFER

SCHEDULE A

General terms and conditions of the loan

File: D153921	Company: E021661

5.1.18.	To provide, at IQ’s request, the certificates or documents required in accordance with the laws of Quebec;

5.1.19.	Not to assign or transfer its rights under this offer;

5.1.20.	To pay all expenses relating to the preparation and registration, if any, of the documents necessary to give legal effect to this offer and any amendments thereto;

5.1.21.

To pay all costs reasonably incurred by IQ in exercising its rights under this offer, including those to obtain performance of all obligations of the Company, to protect, execute or preserve any security granted as security for the Loan or carry out an appraisal of the Company’s assets, at IQ’s request, including, among other things, all court costs and fees, charges or other judicial expenses, as well as agent, trustee or other fees and expenses;

5.1.22.

To pay all reasonable costs invoiced by an external consultant chosen by IQ to advise it on any matter related to the Loan; in particular, the mandate entrusted to such external consultant may include the preparation of financial and operational diagnoses of the Company, the evaluation of securities and intellectual property related to the Project as well as any other matter concerning the protection of IQ’s rights;

5.1.23.

Allow IQ, upon prior notice to the Company, to enter the Company’s premises during normal business hours for the purposes of verifications deemed useful or necessary and obtain a copy of any document required for that purpose;

5.1.24.

Not to allow the hypothecs and other securities granted by the Company, or for its benefit, ranking prior to those granted to IQ as security for the Loan, to serve as security for: (i) any new obligation, as well as any new credit and increase in existing credit and, (ii) any new amount advanced following partial or total repayment of the term loans already secured by said hypothecs, if any, unless in all cases the prior written consent of IQ has been obtained.

6.	DEFAULT

Notwithstanding any provision to the contrary contained in this offer and even if the conditions have been met, IQ reserves the right, at its discretion, to terminate the Loan or any undisbursed portion thereof or to defer disbursement thereof, as the case may be, and the Company undertakes to reimburse, upon request, all or part of the amounts disbursed under the Loan, with interest, fees and incidentals, in the following cases:

6.1.	If the Project is not completed by the date specified in this offer;

6.2.	If the Company interrupts or abandons the Project in whole or in part;

6.3.

If the Company assigns its property, is subject to a receiving order under the Bankruptcy and Insolvency Act, makes a proposal to its creditors or commits an act of bankruptcy under the said Act, avails itself of the provisions of the Companies’ Creditors Arrangement Act or is subject to a liquidation order under the liquidation rules provided for in the Canadian Business Corporations Act or any other Act to the same effect, or is about to become insolvent or if it does not maintain its legal existence or if its financial situation, in the opinion of IQ, deteriorates in such a way as to jeopardize its survival;

6.4.

If the Company is in default under the terms of any agreement or deed of guarantee with respect to its loans or is subject to a demand for repayment of any loan payable on demand, including, without limiting the generality of the foregoing, if it is in default under any agreement with IQ;

6.5.	If, in the opinion of IQ and without its consent, a Material Change occurs in the Project or its financing, in the nature of the Company’s operations or, in general, in the level of risk;

6.6.	In the event of an error or omission in a statement, concealment, misrepresentation, fraud or falsification of documents on the part of the Company;

6.7.	If the Company fails to fulfill any of its commitments stipulated in the terms and conditions of this offer.

7.	GENERAL PROVISIONS

7.1.

This contract shall be governed by the laws of Quebec and in case of dispute, the courts of Quebec in the judicial district of Montreal shall have exclusive jurisdiction. In addition, this offer is subject to the conditions and terms set out in the Act respecting Investissement Québec.

7.2.	By accepting this offer, the Company declares that all information of a technical nature or of a financial or economic nature that has been provided to IQ on a historical basis is true.

7.3.

For the purposes of this offer, all notices shall be sent in writing, by certified or registered mail or by hand delivery or fax. Notices from IQ will be sent to the Company’s head office, to the attention of the authorized representative who will sign acceptance of this offer for and on behalf of the Company. All notices from the Company or its shareholders will be sent to Investissement Québec, at its place of business at 600 de La Gauchetière West, Suite 1500, Montreal, Quebec, H3B 4L8, to the attention of its

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LOAN OFFER

SCHEDULE A

General terms and conditions of the loan

File: D153921	Company: E021661

Secretary. All notices shall be deemed to be received on the day of delivery in the case of hand-to-hand delivery, on the day of transmission if they are sent by fax and if that day is a business day, during normal business hours, or on the following business day, or, if sent by certified or registered mail on the third business day following the day on which they are mailed by the sender.

8.	CANCELLATION

8.1.	If the Company does not request the disbursement of any amount of the Loan that it is entitled to receive within 2 months following the Project Completion Date, IQ may cancel all or part of the Loan.

9.	PUBLIC DISCLOSURE

9.1.

By accepting this offer, the Company agrees that IQ may publicly disclose the main parameters of the financing granted to the Company, including, but not limited to, the name of the Company, its type of operation, its location, the nature and amount of the financing provided for herein and the number of employees working for the Company. IQ agrees that, to the extent requested by the Company and in connection with the securities laws and regulations applicable to the Company, such public disclosure by IQ shall be made in consultation with the Company.

9.2.	If the Company wishes to officially announce the Project or proceed with an official inauguration, it shall give IQ 15 days’ notice so that IQ or its responsible minister can participate.

9.3.	IQ consents to the filing of this agreement with the securities authorities in accordance with the laws and regulations applicable to the Company.

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EXCERPT FROM THE MINUTES

OF A MEETING OF THE DIRECTORS OF:

BIRKS GROUP INC. (the “Company”), held at its head office at                     20        .

It is unanimously resolved that the Company:

1)	Accepts the Loan offer from Investissement Québec (”IQ”), according to the terms and conditions mentioned in said offer and its schedules (File: D153921);

2)	Hereby authorizes to accept the said loan offer on behalf of the Company and to sign any document necessary or useful to give effect to this resolution;

3)	Ratifies any action taken by such person, if any, with respect to the acceptance of the said loan offer.

Certified copy of a resolution adopted by the directors of BIRKS GROUP INC. at a meeting validly held on the above-mentioned date.

Signed on                                          20        .

Name of the Secretary	Signature

Bank Details Form

☐ Inscription         ☐ Modification

1. Company and financial intervention file(s)
Name of the company				File(s) number(s) D153921
Address			City	Province	Postal code

2. Details appearing on the bank account
Name of the beneficiary of the bank account
Name of the financial institution
Name of a contact person at your financial institution
Phone number of the contact person
Transit number (5 digits)	Number of the financial institution (3 digits)
Number of the bank account (minimum 7 digits, including zeros)		Currency

  3. Commitment and authorization for direct debit (company)

I authorize Investissement Québec and the financial institution to withdraw from my bank account all amounts due under the financial intervention file(s) identified above as well as any subsequent modifications, if applicable, in accordance with the rules of Payments Canada. Periodic or sporadic payments in the full amount of the amounts due will be debited from my account in accordance with the dates indicated in the offer.

I acknowledge and confirm that I waive my right to exercise my standard 10-day notice right for any Pre-Authorized Debit.

I have certain recourse rights if a debit does not comply with this agreement. I have the right to receive reimbursement for any debit that is not authorized or is not consistent with this agreement. To obtain a claim form, or for more information on my recourse rights, I may contact my financial institution or visit Payments Canada at www.Paiements.ca.

I may revoke this authorization on 30-days written notice by writing to:

Treasury,

1195 Lavigerie Avenue, Suite 060

Québec City, Québec, G1V 4N3

coordonneesbancaires@invest-quebec.com

I agree that Investissement Québec may use the above bank account information to make any disbursement under the above-mentioned financing operation(s).

I undertake to inform Investissement Québec in writing and without delay of any change relating to the bank account.

I authorize Investissement Québec to contact my financial institution to confirm the above banking information.

4. Acceptation
I, the undersigned, acknowledge 1) having read and accepted this document and 2) being an authorized representative of the company and having obtained all necessary authorizations.
Date
	AAAA	MM	DD
Signature:
Name and title of the authorized person:

File: D153921	Company: E021661

INDEPENDENT AUDITOR’S REPORT

[NAME OF COMPANY] AND TO INVESTISSEMENT QUEBEC

(ELIGIBLE EXPENDITURES INCURRED)

Opinion

We have audited the expenditures incurred (column 2) and the expenditures paid (column 3) and the financing carried out (column 8) in the tables of expenditures and financing of [Company name] (the “Company”) for the period from [date] to [date] for the Project, and the related notes, including the summary of significant accounting policies (collectively referred to as the “tables”).

In our opinion, the financial information presented in the attached tables has been prepared, in all material respects, in accordance with the financial reporting provisions set out in section [XX] of the agreement entered into on [date] [if applicable, add: “and amended on [date]”] between Investissement Québec and the Company.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Tables section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the tables in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter – Accounting Standards and Restriction on Dissemination

We draw attention to note [X] to the tables, which describes the accounting standards applied. The tables were prepared to help the Company meet the terms and conditions of the agreement between Investissement Québec and the Company. As a result, it is possible that the tables may not be appropriate for another purpose. Our report is intended solely for the Company and Investissement Québec and should not be disseminated to or used by parties other than the Company and Investissement Québec. Our opinion is not qualified in respect of this matter.

Responsibilities of Management [and Those Charged with Governance] (if applicable) for the Tables

Management is responsible for the preparation of the tables in accordance with the financial reporting provisions set out in section [XX] of the agreement entered into on [date] [if applicable, add: “and amended on [date]”] between Investissement Québec and the Company, as well as with the internal controls it considers necessary to permit the preparation of tables free from material misstatement, whether due to fraud or error.

In preparing the tables, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

[Those charged with governance are responsible for overseeing the Company’s financial reporting process.] (if applicable)

Auditor’s Responsibilities for the Audit of the Tables

Our objectives are to obtain reasonable assurance about whether the tables are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of tables.

File: D153921	Company: E021661

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the tables, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the tables or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

[Signature]1

[City], Quebec

[Date]

1	CPA auditor, [accounting designation prior to the coming into force of the CPA Act], public accountancy permit no [A######]

File: D153921	Company: E021661

Model Table of Expenditures (Investment)

...(Company name)...

Table of Expenditures from … (date) to ...(date)...

Investment project in the amount of ...(amount)... located at ...(address of project)...

Project	Amount provided for under the agreement (Authorization or Modification) (1)	Expenditures incurred* to date (cumulative) (2)	Expenditures paid to date (cumulative) (3)	Estimated expenditures to complete the project (4)	Adjustment (5)	Remarks (delays, modifications, etc) (6)
Capitalizable IT	$5,004,783	$	$	$	$
development costs
ERP (Enterprise Resource	$2,700,000
Planning)
Purchase of new IT	$657,000
equipment
MS Office 365 - Cloud	$275,000

TOTAL	$8,636,783	$	$	$	$	$

NOTE: Column 1 = Column 2 + Column 4 - Column 5 if applicable

*	Expenditures in consideration for which the company has received a good or service obligating it to pay under the terms of an agreement or contract

Date

File: D153921	Company: E021661

Model Table of Financing (Investment)

...(Company name)...

Table of Financing from (date) to ...(date)...

Investment project in the amount of ...(amount)... located at ...(address of project)...

Financing	Provided for under the agreement (Authorization or Modification) (7)	Carried out to date (8)	Estimated amount to complete the project (9)	Overrun or adjustment (10)
IQ-FDE loan	$4,300,000	$	$	$
Bank loan	$3,763,501
Bell (amount for hardware)	$573,282
Additional government funding (not included in the “Project and Financing” table in paragraph 2.1 of the Offer)
• Grant, loan or loan guarantee
- Government of Canada
• Grant, loan or loan guarantee
- Government of Québec
• Investment tax credits
• Other tax credits
• Share-capital or debenture
• Other government funding

TOTAL	$8,636,783	$	$	$

Column 7 = Column 1 Column 8 = Column 3	Column 9 = Column 4 Column 10 = Column 5

NOTE: Column 1 = Column 2 + Column 4 - Column 5 if applicable

Date

OFFICIAL ANNOUNCEMENT

Financial Intervention

Name of company:	Birks Group inc.

The company plans to make a public announcement: ☐Yes ☐No

If no, why not:

Type of announcement planned:	☐ Press release ☐ Press conference ☐ Official ceremony

Expected date of announcement:

Location of the announcement:

Person who will represent the company at the time of the announcement

Name:
Title:
Contact information:

Person responsible for company communications

Name:
Contact information:

113184129

February 23, 2021

To whom it may concern,

You will find hereinbelow the bank details for transferring funds directly to the account of Investissement Québec - FDÉ

National Bank of Canada

150 Rene-Levesque East

Quebec (Quebec) G1R 2B2

Banque Number: 006 No.

Transit Number: 10751

Account Number: 07-081-21

Swift Code:    BNDCCAMMINT

If possible, please indicate the relevant file number when making the bank transfer and advise us by e-mail of the date and amount of the transfer.

Thank you

Micheline Dumas

Technician specialized in financing

micheline.dumas@invest-quebec.com

Customer and Supplier Transactions Department

Édifice Iberville 1, 1195 Lavigerie Avenue, Suite 060, Quebec (Quebec) G1V 4N3 CANADA

418 643-5172    1 866 870-0437 Fax: 418 643-0795

www.investquebec.com